EGH Acquisition Corp.

16941 Clearlake Avenue

Lakewood Ranch, FL 34202

VIA EDGAR

March 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Stacie Gorman and David Link

Re: EGH Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 6, 2025

CIK No. 0002052547

Dear Ms. Gorman and Mr. Link:

EGH Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2025 relating to the Draft Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company with the Commission on February 6, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted February 6, 2025

Cover Page

1.	We note your disclosure that you may pay finder's fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or their affiliates. On page 43 and elsewhere, you refer to this fee only being paid to independent directors. Please revise your disclosure, as appropriate, to address this discrepancy. Further, please describe the extent to which compensation may result in a material dilution of the purchasers’ equity interests. Also, we note your disclosure on page 9 that you may engage your sponsor or an affiliate as an advisor and pay a salary. Please revise your disclosure here to reflect this. Please refer to Items 1602(a)(3) of Regulation S-K.

Response : The Company acknowledges the comments of the Staff and we have revised the Cover Page and pages 9, 10, 43, 123, 124, 159 and 176 of the Registration Statement to add the requested disclosures.

Summary, page 1

2.	Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that you will be able to negotiate. In this regard, we note your disclosure on page 58 that there are numerous other entities seeking targets with which you will compete.

Response: The Company acknowledges the comments of the Staff and we have revised page 18 of the Registration Statement to add the requested disclosure.

The Offering

Founders Shares, page 22

3.	We note disclosure on page 24 and elsewhere in the filing that if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private units.

Response: The Company acknowledges the comments of the Staff and has clarified the disclosures on the Cover Page and pages 24, 31 and 171 of the Registration Statement accordingly.

Conflicts of Interest, page 43

4.	We note your disclosure on page 44 that your "sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 162. Please refer to Items 1602(b)(7) and 1603(b) of Regulation SK.

Response: The Company acknowledges the comments of the Staff and has clarified the disclosure on the Cover Page and pages 18, 44, 45, 130, 131 and 164 of the Registration Statement accordingly.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, David E. Fleming at dfleming@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew B. Lipsher
Andrew B. Lipsher, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP